

INTEGRATED
ALARM SERVICES GROUP, INC.

99 Pine Street, 3rd Floor
Albany, NY 12207
(518) 426-1515
(518) 426-0953 fax

IASG Announces Second Quarter 2006 Financial Results

Albany, N.Y. - August 9, 2006 - Integrated Alarm Services Group, Inc. (NASDAQ: IASG) a total solution provider to independent security alarm dealers located throughout the United States announced results for the second quarter of fiscal 2006 ending June 30, 2006.

Revenue for the second quarter of 2006 was $23.0 million down 7 percent over the same period in 2005 and down 5 percent from the first quarter of 2006. The net loss for the second quarter ending June 30, 2006 was $6.4 million, or $0.26 per share, compared to a net loss of $6.3 million, or $0.26 per share, in the second quarter of 2005, and a net loss of $3.4 million, or $0.14 per share, in the first quarter of 2006.

Revenue for the first half of fiscal 2006 ending June 30, 2006 was $47.2 million down 4 percent from the same period in 2005. The net loss for the first half of 2006 was $9.9 million, or $0.40 per share, compared to a loss of $8.9 million, also $0.36 per share, for the first half of fiscal 2005.

In announcing the financial results, Charles May, acting President and Chief Executive Officer, said, “The second quarter of 2006 witnessed a major transition for our Company. During the quarter new executive leadership was put in place and significant change occurred at the Board of Director level. John Mabry was elected Chairman of the Board of Directors, Jason Mudrick, portfolio manager of Contrarian Capital; joined our Board and two founders of IASG resigned from the Board. It is the objective of the Board and the management team to effectively serve our customers, efficiently manage our business activities and build shareholder value.”

May continued, “We made operating progress in the second quarter, however results continue to be unacceptable. Second quarter 2006 aggregate attrition was 12 percent, up from the first quarter but down significantly from second half of 2005. Second quarter 2006 operating expenses declined five percent, or $1.4 million, from the year earlier period. Earnings before interest, taxes, depreciation and amortization, EBITDA, for in the second quarter was the same in both 2006 and 2005 at $5.5 million. Finally, as the second quarter drew to a close we sold alarm contract assets generating recurring monthly revenue, RMR, of approximately $210,000 in the mountain states of Colorado, Idaho and Utah. The sale of these non-strategic assets generated consideration of $7.3 million.”

At June 30, 2006, IASG had $17.6 million in cash, $16.3 million of secured notes receivable from dealers and stockholders’ equity of $110.4 million. The Company had $125.5 million of debt and capital leases at June 30, 2006 and ended the second quarter of 2006 with a net debt (debt less cash) to equity ratio of 0.97 to 1. IASG had no outstanding balance on the $30 million senior credit facility at June 30, 2006.

IASG Portfolio Data:

Annualized Attrition Rate

	2nd Qtr 2005	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	Annualized 4 Quarters to 6/30/06
IASG Owned Portfolio						
Legacy Portfolio	17.8%	20.0%	18.3%	12.1%	11.8%	14.7%
New Residential	12.9%	22.4%	17.5%	12.1%	11.9%	15.1%
New Commercial	12.3%	2.6%	6.2%	5.3%	12.5%	6.5%
Aggregate Owned Portfolio	13.8%	17.8%	15.3%	10.6%	12.0%	13.2%

Annualized Growth Rate - excluding acquisitions

	2nd Qtr 2005	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	Annualized 4 Quarters to 6/30/06
Wholesale Monitoring Accounts	(4.9%)	(16.6%)	(9.6%)	(4.8%)	14.7%	(4.4%)

IASG ended the second quarter of fiscal 2006 with an owned portfolio of approximately 142,000 contract equivalents generating RMR of approximately $4.3 million and wholesale monitoring of over 745,000 alarms generating approximately $3.0 million in RMR (including IASG's owned portfolio accounts). Revenue from the owned portfolio is split 76 percent residential and 24 percent commercial.

The Company had 762 employees at June 30, 2006 down from 837 at December 31, 2005.

See the attached financial highlights for the second quarter of 2006 and comparative periods.

Conference Call

IASG will hold a conference call at 8:30 AM EDT on Thursday August, 10 2006 to discuss second quarter financial results. Investors may participate in the conference call by dialing 800-291-9234 and entering the access code of 75011864 or by logging onto the investor relations section of the IASG website at www.iasg.us. The international dial in number is 617-614-3923 with the same access code. A replay of the conference call will be available through August 31, 2006 by dialing 888-286-8010 (international dial in - 617 801-6888) and entering the access code of 56201403 or by visiting the investor relations section of the IASG website.

About IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with approximately 5,000 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and regulations effecting our company and business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on March 16, 2006, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:

Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518 426-1515

Integrated Alarm Services Group, Inc. and Subsidiaries

Consolidated Balance Sheet

	As of		
	December 31, 2005		June 30, 2006
			(UNAUDITED)
	(in thousands, except for share data)		
Assets			
Current assets:			
Cash and cash equivalents	$	16,239	$ 17,627
Current portion of notes receivable		6,108	6,207
Accounts receivable less allowance for doubtful accounts		5,158	4,133
Inventories		1,477	1,331
Prepaid expenses		1,084	1,492
Due from related parties		87	73
Total current assets		30,153	30,863
Property and equipment, net		7,843	7,643
Notes receivable net of current portion and allowance			
for doubtful accounts		10,085	10,140
Dealer relationships, net		33,000	30,737
Customer contracts, net		80,532	68,584
Deferred customer acquisition costs, net		7,874	8,396
Goodwill		94,919	91,265
Debt issuance costs, net		4,596	4,161
Assets of business transferred		-	8,178
Other identifiable intangibles, net		2,790	2,472
Restricted cash		758	287
Other assets		524	326
Total assets	$	273,074	$ 263,052
Liabilities and Stockholders' Equity			
Current liabilities:			
Current portion of capital lease obligations	$	350	$ 216
Accounts payable		2,306	1,423
Accrued expenses		9,256	8,601
Current portion of deferred revenue		8,724	7,701
Other liabilities		390	418
Total current liabilities		21,026	18,359
Long-term debt, net of current portion		125,000	125,000
Capital lease obligations, net of current portion		461	274
Deferred revenue, net of current portion		4,830	5,274
Liabilities of business transferred		-	1,050
Advance payment			827
Deferred income taxes		1,582	1,776
Other liabilities		-	
Due to related parties		61	76
Total liabilities		152,960	152,636
Committments and Contingencies		-	-
Stockholders' equity:			
Preferred stock, $0.001 par value, authorized			
3,000,000 shares, none issued and outstanding		-	-
Common stock, $0.001 par value, authorized			
100,000,000 shares, 24,681,462 shares issued		25	25
Paid-in capital		207,162	207,325
Accumulated deficit		(86,073)	(95,934)
Treasury stock - common, at cost, 312,626 shares		(1,000)	(1,000)
Total stockholders' equity		120,114	110,416
Total liabilities and stockholders' equity	$	273,074	$ 263,052

Integrated Alarm Services Group, Inc. and Subsidiaries

consolidated statements of operations
(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2005	2006	2005	2006
	(in thousands, except share and per share data)			
Revenue:				
Monitoring fees	$ 7,750	$ 7,574	$ 15,572	$ 15,407
Revenue from customer accounts	15,419	12,952	29,701	26,628
Related party monitoring fees	34	24	67	50
Service, installation and other revenue	1,485	2,520	3,806	5,133
Total revenue	24,688	23,070	49,146	47,218
Expenses:				
Cost of revenue (excluding depreciation and amortization)	10,429	9,751	20,748	19,202
Selling and marketing	1,360	1,404	2,519	2,677
Depreciation and amortization	7,142	7,416	13,256	13,794
(Gain) loss on sale or disposal of assets	442	(19)	442	(29)
Loss on business transferred	-	500	-	500
General and administrative	8,054	6,953	14,161	13,907
Total expenses	27,427	26,005	51,126	50,051
Income (loss) from operations	(2,739)	(2,935)	(1,980)	(2,833)
Other income (expense):				
Amortization of debt issuance costs	(282)	(242)	(556)	(484)
Interest expense	(4,301)	(4,160)	(8,487)	(8,277)
Interest income	1,123	1,035	2,378	2,070
Income (loss) before income taxes	(6,199)	(6,302)	(8,645)	(9,524)
Income tax expense	141	145	281	337
Net income (loss)	$ (6,340)	$ (6,447)	$ (8,926)	$ (9,861)
Basic and diluted income (loss) per share	$ (0.26)	$ (0.26)	$ (0.36)	$ (0.40)
Weighted average number of common shares outstanding	24,681,462	24,368,836	24,681,462	24,368,836

Integrated Alarm Services Group, Inc. and Subsidiaries

Reconciliation of GAAP to Non-GAAP measures
(Unaudited)

		Three Months Ended		
		June 30, 2005		June 30, 2006
Net income (loss)	$	(6,340)	$	(6,447)
Adjust for:				
Income tax expense		141		145
Interest expense		4,301		4,160
Amortization of debt issuance costs		282		242
Depreciation and amortization		7,142		7,416
EBITDA	$	5,526	$	5,516
		Six Months Ended		
		June 30, 2005		June 30, 2006
Net income (loss)	$	(8,926)	$	(9,861)
Adjust for:				
Income tax expense		281		337
Interest expense		8,487		8,277
Amortization of debt issuance costs		556		484
Depreciation and amortization		13,256		13,794
EBITDA	$	13,654	$	13,031